FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    N/A

5.  If Amendment, Date of Original (Month/Year)

    August, 1997

6.  Relationship of Reporting Person to Issuer

    Chairman of the Board and CEO

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    N/A

3.  Transaction Code (Instr. 8)

    N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    N/A

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    Line 1 - 332,650 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

      9,411 Shares Direct
    323,239 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. Geddes is the General Partner.


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $7.13 Per Share
    Line 2 - $7.13 Per Share
    Line 3 - $7.13 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - August 19, 1997
    Line 2 - August 19, 1997
    Line 3 - August 19, 1997

4.  Transaction Code (Instr. 8)

    Line 1 - Code: A; V: Voluntary
    Line 2 - Code: A; V: Voluntary
    Line 3 - Code: A; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Acquired Call Option as to 12,000 Shares
    Line 2 - Acquired Call Option as to 12,000 Shares
    Line 3 - Acquired Call Option as to 12,000 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  August 20, 1998
    Line 2 - Date Exercisable:  August 20, 1999
    Line 3 - Date Exercisable:  August 20, 2000

    Line 1 - Expiration Date:  August 19, 2007
    Line 2 - Expiration Date:  August 19, 2007
    Line 3 - Expiration Date:  August 19, 2007

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 12,000 Shares Line 2 - Title: Common Stock; Amount or Number of Shares: 12,000 Shares Line 3 - Title: Common Stock; Amount or Number of Shares: 12,000 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A
    Line 3 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Line 3 - 586,862 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/ Ray A. Geddes                                 July 24, 1998
**Signature of Reporting Person                         Date